Exhibit 99.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-214079), as amended, of Enel Américas S.A. and in the related Prospectus of our report dated June 3, 2019, with respect to the financial statements of Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. for the year ended December 31, 2017, included in Enel Américas S.A.’s report on Form 6-K, furnished to the Securities and Exchange Commission on June 14, 2019.

/s/ Ernst & Young Auditores Independentes S.S.

Sao Paulo, Brazil
June 14, 2019